

May 21, 2014

<u>Via E-mail</u>
Russell Rheingrover
Principal Executive Officer and Secretary
Ticket Corp.
9625 Mission Gorge Road
Suite B2, No. 318
Santee, CA 92071

>   **Re: Ticket Corp.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed May 7, 2014**
>   **File No. 333-187544**

Dear Mr. Rheingrover:

   We have reviewed your responses to the comments in our letter dated February 26, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>Description of Our Business, page 18</u>

<u>Principal Products or Services and Their Markets, page 18</u>

1.   We note your response to our prior comment 1 and reissue the comment. The statement on page 20 that you physically purchase the tickets online "at the opening sale" does not appear consistent with your statement throughout the prospectus that you intend to use software "to track and analyze ticket pricing trends in order to purchase tickets as close as possible at their lowest purchase point." It is our understanding that tickets are generally sold at fixed prices at the opening sale, and if tickets were purchased at the opening sale there would be no need to track and analyze trends in order to purchase at a "lowest purchase point." Please reconcile these statements.

2.   We note your response to prior comment 2; however, we do not believe your revised disclosure on page 19 responds to our comment. In this regard, the examples you reference in your response involve using barcode technology to electronically deliver tickets by the *original seller* to the buyer. Resellers, such as StubHub and Ticketmaster, have partnership agreements with venues whereby when tickets are resold electronically, the old barcode is cancelled, and a new barcode is generated. Therefore, it is unclear how purchasers of electronic tickets from you would have working barcodes in cases where you do not have partnerships agreements with the venues. Please provide us with support and revise the prospectus accordingly to explain clearly and thoroughly how your

barcode system will work for resale of electronic tickets to venues for which you do not have partnership agreements in place.

Pricing, page 22

3. You state that as the event date gets closer and the supply dwindles "the price will invariably rise." You also state that "inventory for event as the date draws near will result in a price drop." Please revise to clarify and reconcile these two statements. As it currently reads the "invariable rise" in prices to which you refer appears to contradict the reference to the price drop.

   You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
         Jill Arlene Robbins